November 10, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Financial, Inc.
Form 10-K for the year ended December 31, 2009
Filed February 11, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
File No. 001-13991

Dear Mr. Woody:

On behalf of MFA Financial, Inc. (the "Company"), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated November 4, 2010 (the "November 4 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2009 (the "Form 10-K") and Definitive Proxy Statement on Schedule 14A filed on April 6, 2010 (the "2010 Proxy Statement").  The text of the comment and the Company's response thereto is set forth below:

We note your response to comment 8 in our letter dated September 14, 2010.  The disclosure referenced in your response does not fully describe the factors taken into consideration and how the committee's assessment of those factors resulted in the actual incentive compensation amounts rewarded.  For example, you state that the committee took into account effective contributions by Messrs. Gorin and Freydberg.  Please further describe those contributions that the committee viewed as effective.  With respect to Messrs, Knutson and Korth, you state that the committee also took into consideration the individual performance of each officer, but do not elaborate on the specific aspects of the officers' individual performances that led to the compensation decision that it did.  Furthermore, we note your disclosure that the Bonus Pool was adjusted upwards by 15% based on the committee's assessment, but you do not explain why the committee chose to allocate the pool in the manner that it did among the named executive officers.  Please provide us with the more detailed discussion and confirm that you will provide similar disclosure in future filings.

In response to this comment, we note that the comment raises three separate questions.

The first question asks for additional disclosure of the specific contributions made by Messrs. Gorin and Freydberg.

Mr. Kevin Woody
November 10, 2010

The second question asks for additional disclosure with respect to the specific aspects of the performance of Messrs. Knutson and Korth that led to the decision of the Compensation Committee.

The third question asks for additional disclosure relating to why the Compensation Committee chose to allocate the bonus pool in the manner that it did among the three named executive officers.

With regard to the first and third questions, we note that the text in the 2010 Proxy Statement immediately following the table on page 26 under the caption "EXECUTIVE COMPENSATION − Compensation Discussion and Analysis − Elements of Executive Compensation − Incentive Compensation" states that:

"Based upon the subjective evaluation of the relative leadership and performance of the Senior Executives (individually and collectively) and MFA's 2009 financial performance, the Compensation Committee determined to allocate the Bonus Pool as set forth in the table above.  This allocation reflected the view of the Compensation Committee that the Senior Executives functioned effectively as a senior management team, under the overall leadership of Mr. Zimmerman, in his capacity as Chief Executive Officer and Chairman of the Board, with effective contributions by Mr. Gorin, in his capacity as President and Chief Financial Officer, and Mr. Freydberg, in his capacity as Executive Vice President and Chief Investment and Administrative Officer."

This text is communicating that the allocation among the three executives was based on a subjective evaluation of the individual contributions made by the executives as part of the over-all leadership team.

In future proxy statements, in the event that the bonus pool is again allocated based on a subjective evaluation of individual leadership contributions, we would propose to supplement the disclosure to identify any specific contributions made by the executives that were taken into account by the Compensation Committee.  An example of how future disclosure might vary from the 2010 Proxy Statement disclosure is illustrated in the highlighted changes reflected in the following paragraph:

This allocation reflected the view of the Compensation Committee that the Senior Executives functioned effectively as a senior management team, under the overall leadership of Mr. Zimmerman, in his capacity as Chief Executive Officer and Chairman of the Board, with effective contributions by Mr. Gorin, in his capacity as President and Chief Financial Officer, and Mr. Freydberg, in his capacity as Executive Vice President and Chief Investment and Administrative Officer.  The specific assessments taken into account by the Compensation Committee in making this allocation with regard to (i) Mr. Zimmerman included [__________], (ii) Mr. Gorin included [__________] and (iii) Mr. Freydberg included [__________].

With regard to the second question, which asks for additional disclosure with respect to the specific aspects of the performance of Messrs. Knutson and Korth that led to the decision of the Compensation Committee, we note that we note that the text in the 2010 Proxy Statement immediately following the table on page 26 under the caption "EXECUTIVE COMPENSATION − Compensation Discussion and Analysis − Elements of Executive Compensation − Incentive Compensation" states that:

"Annual incentive compensation for Messrs. Knutson and Korth is determined at the discretion of the Compensation Committee based upon its subjective assessment and evaluation of MFA's annual performance and the annual performance of each individual senior executive.  Based upon consultations with Mr. Zimmerman and advice and counsel of Christenson Advisors, the Compensation Committee determined to award Messrs. Knutson and Korth annual incentive compensation of $575,000 and $307,500, respectively, for 2009.  Of these total incentive amounts, Mr. Knutson received payment of $175,000 in the form of 23,241 Restricted Shares and Mr. Korth received payment of $37,500 in the form of 4,981 Restricted Shares."

Mr. Kevin Woody
November 10, 2010

This text in the 2010 Proxy Statement is communicating that the bonuses paid to Messrs. Knutson and Korth were based on a subjective assessment and evaluation of MFA's annual performance and the annual performance of these two individuals.  In future proxy statements, in the event that the bonus pool is again allocated based on subjective assessments of such individuals, we would propose to supplement the disclosure to identify any specific aspects of their individual contributions that were taken into account by the Compensation Committee.  An example of how future disclosure might vary from the 2010 Proxy Statement disclosure is illustrated in the highlighted changes reflected in the following paragraph:

Annual incentive compensation for Messrs. Knutson and Korth is determined at the discretion of the Compensation Committee based upon its subjective assessment and evaluation of MFA's annual performance and the annual performance of each individual senior executive.  The specific assessments taken into account by the Compensation Committee with regard to (i) Mr. Knutson included [__________] and (ii) Mr. Korth included [__________].  Based upon consultations with Mr. Zimmerman and advice and counsel of Christenson Advisors, the Compensation Committee determined to award Messrs. Knutson and Korth annual incentive compensation of $575,000 and $307,500, respectively, for 2009.  Of these total incentive amounts, Mr. Knutson received payment of $175,000 in the form of 23,241 Restricted Shares and Mr. Korth received payment of $37,500 in the form of 4,981 Restricted Shares."

*           *           *           *           *

In regards to the Form 10-K and the 2010 Proxy Statement, we acknowledge the following on behalf of the Company as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody
November 10, 2010

We trust we have been responsive to the Staff's comments.  If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ William S. Gorin

William S. Gorin
President

cc:	Timothy W. Korth, Esq. Jay L. Bernstein, Esq.